Filed pursuant to Rule 433

Registration No. 333-130497

Markel Corporation

Senior Debentures Due 2046

Term Sheet

Issuer:	Markel Corporation

Security Type:	Senior Debentures

Principal Amount:	$150,000,000

Price to Public:	100%

Net Proceeds to Issuer:	$145,401,500

Pricing Date:	August 15, 2006

Settlement Date:	August 22, 2006

Maturity Date:	August 22, 2046

Interest Payment Dates:	Quarterly in arrears on February 15th, May 15th, August 15th and November 15th

First Payment Date:	November 15, 2006

Coupon:	7.50%

Call Option:	The Issuer may redeem the debentures in whole at any time or in part from time to time on or after August 22, 2011 at a redemption price equal to par plus accrued interest.

Denominations:	$25 and integral multiples thereof

Listing:	New York Stock Exchange

CUSIP:	570535 20 3

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wachovia Capital Markets, LLC will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.